Exhibit 99.1

F.N.B. Corporation to Acquire Yadkin Financial Corporation, Creating Premier Mid-Atlantic and Southeast Regional Bank

Joint Press Release

PITTSBURGH, PA and RALEIGH, NC, July 21, 2016 — F.N.B. Corporation (“FNB”) (NYSE: FNB) and Yadkin Financial Corporation (“Yadkin”) (NYSE: YDKN) today jointly announced the signing of a definitive merger agreement pursuant to which F.N.B. Corporation will acquire Yadkin Financial Corporation, the holding company and parent of Yadkin Bank, in an all-stock transaction valued at approximately $27.35 per share, or $1.4 billion in the aggregate, using the 20-day trailing average closing stock price of FNB as of Wednesday, July 20, 2016. Following the merger of the parent holding companies, Yadkin Bank will merge with and into FNB’s subsidiary, First National Bank of Pennsylvania.

The acquisition of the North Carolina-based bank will provide FNB with approximately $7.5 billion in total assets, $5.3 billion in total deposits, $5.4 billion in total loans and 100 banking offices located in North Carolina and South Carolina. The transaction creates a unique regional banking franchise that extends from the Mid-Atlantic to the Southeast and provides FNB with a presence in several high-growth markets, including Raleigh, Charlotte and the Piedmont Triad which is comprised of Winston-Salem, Greensboro, and High Point.

With the acquisition of Yadkin on a pro-forma basis, FNB will have nearly $30 billion in total assets and more than 400 full-service banking offices. The combined Company will also have approximately $21 billion in deposits and $20 billion in total loans. Under the terms of the merger agreement, which has been approved by the board of directors of each company, shareholders of Yadkin will be entitled to receive 2.16 shares of FNB common stock for each common share of Yadkin*. The exchange ratio is fixed and the transaction is expected to qualify as a tax-free exchange for shareholders of Yadkin. Yadkin shareholders will own approximately 35 percent of FNB post-transaction. The merger is subject to certain closing conditions, including approval by the FNB and Yadkin shareholders and approval by the federal bank regulators.

“We are pleased to welcome Yadkin employees and are excited to bring FNB’s relationship-focused banking model and leading-edge technology to our new customers and prospective clients. Both FNB and Yadkin are high performing banks with a track record of successful growth. The combination with Yadkin transforms FNB’s growth profile and creates a premier regional bank with an expanded footprint across the Mid-Atlantic and Southeast,” said Vincent J. Delie, Jr., President and Chief Executive Officer of F.N.B. Corporation. “With this additional scale, FNB will be better positioned to compete effectively in an environment which requires constant attention to improving operational efficiencies. Our prospects for improved efficiency and revenue growth will serve FNB well as we continue to drive shareholder value creation.”

Scott Custer, President and Chief Executive Officer of Yadkin Financial Corporation, said “Yadkin Financial Corporation is delighted to partner with F.N.B. Corporation, one of the most impressive banking organizations in the United States. FNB’s executive management team has done a tremendous job of delivering value to customers and shareholders while consistently being recognized as one of the best places to work for employees. We believe this partnership will provide the best returns for our shareholders while providing tremendous opportunities for our employees, customers and the communities we serve.”

FNB and Yadkin expect to complete the transaction and integration in the first quarter of 2017 after satisfaction of customary closing conditions, including regulatory approvals and the approval of the FNB and Yadkin shareholders.

RBC Capital Markets, LLC served as exclusive financial advisor and Reed Smith LLP served as legal counsel to FNB. Sandler O’Neill & Partners LP acted as exclusive financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel to Yadkin.

An investor presentation will be available through the “About Us” section of FNB’s website at www.fnbcorporation.com by clicking on the “Investor Relations & Shareholder Services” tab or on the SEC’s website at www.sec.gov.

*	Non-voting common stock shareholders will elect to receive FNB shares at the exchange ratio or cash equal to exchange ratio multiplied by FNB’s 20-day trailing average closing price ending on and including the fifth such trading day prior to the closing date. Yadkin had 200K non-voting common shares (0.4% of shares outstanding).

CONFERENCE CALL

F.N.B. Corporation will host a conference call to discuss the transaction on Thursday, July 21, 2016, at 2:00 p.m. Eastern Time. Participating callers may access the call by dialing (844) 802- 2440 or (412) 317-5133 for international callers. Participants should ask to be joined into the F.N.B. Corporation call. The Webcast and presentation materials may be accessed through the “About Us - Investor Relations & Shareholder Services” section of the Corporation’s website at www.fnbcorporation.com.

A replay of the call will be available shortly after the completion of the call on the day of the call until midnight Eastern Time on Thursday, July 28, 2016. The replay can be accessed by dialing (877) 344-7529 or (412) 317-0088 for international callers; the conference replay access code is 10088077. Following the call, a transcript of the call and the related presentation materials will be posted to the “Shareholder and Investor Relations” section of F.N.B. Corporation’s website at www.fnbcorporation.com.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation and Yadkin Financial Corporation will file a joint proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE RESPECTIVE SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statements/prospectuses and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Yadkin Financial Corporation have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Yadkin Financial Corporation has filed with the SEC by contacting Terry Earley, CFO, Yadkin Financial Corporation, 3600 Glenwood Avenue, Raleigh, NC 27612, telephone: (919) 659-9015.

F.N.B. Corporation and Yadkin Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of F.N.B. Corporation and Yadkin Financial Corporation in connection with the proposed merger. Information concerning such participants’ ownership of F.N.B. Corporation and Yadkin Financial Corporation common shares will be set forth in the joint proxy statements/prospectuses relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.

About F.N.B. Corporation

F.N.B. Corporation (NYSE: FNB), headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in six states and three major metropolitan areas. It holds a top retail deposit market share in Pittsburgh, PA, Baltimore, MD, and Cleveland, OH. The Company has total assets of $21.2 billion and more than 300 banking offices throughout Pennsylvania, Maryland, Ohio and West Virginia. F.N.B. provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania, founded in 1864. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, international banking, business credit, capital markets and lease financing. The consumer banking segment provides a full line of consumer banking products and services, including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. F.N.B.’s wealth management services include asset management, private banking and insurance. The Company also operates Regency Finance Company, which has more than 70 consumer finance offices in Pennsylvania, Ohio, Kentucky and Tennessee. The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol “FNB” and is included in Standard & Poor’s MidCap 400 Index with the Global Industry Classification Standard (GICS) Regional Banks Sub-Industry Index. Customers, shareholders and investors can learn more about this regional financial institution by visiting the F.N.B. Corporation web site at www.fnbcorporation.com.

About Yadkin Financial Corporation

Yadkin Financial Corporation is the holding company for Yadkin Bank, a full-service state- chartered community bank providing services in 100 branches across North Carolina and upstate South Carolina. Serving approximately 130,000 customers, Yadkin has assets of $7.5 billion. Yadkin Bank’s primary business is providing banking, mortgage, investment and insurance services to residents and businesses across the Carolinas. Yadkin Bank provides mortgage- lending services through its mortgage division, Yadkin Mortgage, headquartered in Winston-Salem, NC. Yadkin Bank’s SBA Lending (Government Guaranteed Lending) is headquartered in Charlotte, NC. Yadkin Financial Corporation’s website is www.yadkinbank.com. Yadkin Financial Corporation’s common stock is traded on the NYSE under the symbol YDKN.

Forward-Looking Statements

This joint press release of F.N.B. Corporation and Yadkin Financial Corporation contains “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act, relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation and Yadkin Financial Corporation.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. In addition to factors previously disclosed in F.N.B. Corporation and Yadkin Financial Corporation, Inc. reports filed with the SEC and those identified elsewhere in this press release, the following factors among others, could cause actual results to differ materially from forward- looking statements or historical performance: ability to obtain regulatory approvals in a timely manner and without significant expense or other burdens; meet other closing conditions to the Merger, including approval by F.N.B. Corporation and Yadkin Financial Corporation shareholders and the approval by the federal bank regulators, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating the F.N.B. Corporation and Yadkin Financial Corporation businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the challenges associated with entrance into a new remote geographic market; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. Corporation products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize anticipated cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and the actions and policies of the Federal Reserve Board and the Office of the Comptroller of the Currency and legislative and regulatory actions and reforms. F.N.B. Corporation and Yadkin Financial Corporation undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.

# # #

Manager/Institutional Investor Contact:

Matthew Lazzaro, 724-983-4254, 412-216-2510 (cell)

lazzaro@fnb-corp.com

Media Contact:

Jennifer Reel, 724-983-4856, 724-699-6389 (cell)

reel@fnb-corp.com